Exhibit 99.3

SKYLINE BUILDERS GROUP HOLDING LIMITED

PROXY CARD

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Chun Man, LO, Chief Financial Officer of Skyline Builders Group Holding Limited (the “Company”), Mr. Ngo Chiu Lam, Chief Executive Officer and director of the Company, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares (including Class A Ordinary Shares and/or Class B Ordinary Shares), par value $0.00001 each, of the Company (the “Ordinary Shares”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on February 6, 2026 at 10 a.m. Hong Kong time, at the Company’s office, located at Office A, 15/F, Tower A, Capital Tower, No. 38 Wai Yip Street, Kowloon Bay, Hong Kong, and virtually using the following dial-in information:

US Toll Free	1 866 213 0992 or 1 866 226 1406
Hong Kong Toll	+852 2112 1888
Participant Passcode	2910077#

, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting (the “Proxy Statement”).

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SKYLINE BUILDERS GROUP HOLDING LIMITED
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: February 6, 2026

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	RESOLVED, as a special resolution, that the Company is hereby authorized to increase the authorized share capital of the Company from US$50,000 to US$50,600, such that the authorized share capital of the Company would be changed from US$50,000 divided into 4,000,000,000 Class A Ordinary Shares of par value US$0.00001 each, 50,000,000 Class B Ordinary Shares of par value US$0.00001 each and 950,000,000 Series A Preferred Shares of par value US$0.00001 each to US$50,600 divided into 4,000,000,000 Class A Ordinary Shares of par value US$0.00001 each, 50,000,000 Class B Ordinary Shares of par value US$0.00001 each, 950,000,000 Series A Preferred Shares of par value US$0.00001 each and 60,000,000 Series B Preferred Shares of par value US$0.00001 by designating 60,000,000 Series B Preferred Shares of par value US$0.00001 each out of the increased authorized share capital; and each Series B Preferred Share shall confer each holder thereof the rights, preferences, privileges, and restrictions, as further set forth in the Fourth Amended and Restated Memorandum and Articles of Association attached to the Proxy Statement as Annex A (“Proposal 1”).

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	Subject to approval for Proposal 1 above, RESOLVED, as a special resolution, that the Fourth Amended and Restated Memorandum and Articles of Association of Skyline Builders Group Holding Limited (the “New Memorandum and Articles”), a form of which is attached to the Proxy Statement accompanying this Notice as Annex A, be approved and adopted as the memorandum and articles of association of the Company, in substitution for and to the exclusion of the existing third amended and restated memorandum and articles of association of the Company in its entirety with immediate effect; and the directors of the Company be authorized to finalize the New Memorandum and Articles and take all necessary actions for filing with the Registrar of Companies of the Cayman Islands. (“Proposal 2”).

☐	FOR	☐	AGAINST	☐	ABSTAIN

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.